U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                   FORM 10-QSB
                      For the quarter ended June 30, 2005


                         Part I. Registrant Information

                                   Maxxon, Inc.
                            (Full Name of Registrant)

                             2073 Shell Ring Circle
                             Mt. Pleasant, SC 29466
                                  843-971-4848
           (Address and Telephone No. of Principal Executive Offices)

         Nevada                     0-28629                     73-1526138
(State of incorporation)        (SEC File Number)         (IRS Employer ID No.)



                       Part II. Rules 12b-25 (b) and (c)

     The Registrant makes the following representations with respect to filing this Form 12b-25:

     (a) The reason(s) causing the inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense.

     (b) The subject report on Form 10-QSB for the quarter ended June 30, 2005, will be filed no later than the fifth calendar day following the due date.

     (c) Not Applicable


                              Part III. Narrative

     The Form 10-QSB for the period ended June 30, 2005 could not be filed within the prescribed time period as the Company was unable to obtain, without unreasonable effort or expense, certain information related to its financial statements and exhibits.



                           Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification:

                              Rondald Wheet
                              President
                              (843) 971-4848

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                          [  X  ] Yes                 [     ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [     ] Yes                 [  X  ] No


                                   SIGNATURES

     The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




                                        MAXXON, INC.

                                        By:/s/  RONDALD WHEET
                                        ----------------------------
                                        Rondald Wheet
                                        President

Date:  August 15, 2005